December 14, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Brian Soares, Staff Attorney Brian Cascio, Accounting Branch Chief Li Xiao, Staff Accountant

Re:	Impinj, Inc. Confidential Draft No. 2 - Registration Statement on Form S-1 Submitted on November 9, 2015 CIK No. 0001114995

Ladies and Gentlemen:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2015, relating to Confidential Draft No. 2 of the Company’s Registration Statement on Form S-1 (CIK No. 0001114995) submitted to the Commission on November 9, 2015 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Other Industries, page 4

1.	Please revise this section to clarify, as you did in your response to prior comment 2, that the identified end-users use your products.

The Company previously listed the identified entities on page 4 of the Registration Statement because the Company had independent third-party verification that each of the identified entities is an end user of RAIN RFID. While the Company believes that these entities are end users of the Company’s products, in revising the S-1 disclosure in response to the Staff’s comment, the Company was unable to locate independent third party confirmation that certain of the entities is an end user of the Company’s products. In addition, the Company intends to delete IBM from the disclosure because IBM is a partner of the Company, not an end user.

The Company intends to revise the disclosure on page 4 of the Registration Statement as follows (with added text underlined and deleted text struck through):

Other industries such as automotive, electronics, manufacturing, travel, recreation, banking and food are deriving business value from Item Intelligence. A few examples of end users in these industries that have deployed part or all of the Impinj Platform include:

•  Automotive. Audi tags parts and cars for assembly and delivery. Love’s Travel Stops uses windshields tags to enable automatic, cashless fueling.

•  Electronics and Manufacturing. Cisco and ~~IBM,~~ Hewlett-Packard ~~and Oracle~~ pre-tag servers and other equipment for asset tracking. Boeing~~, Airbus, Sikorsky~~ and Eurocopter tag ~~parts for airframe~~ items during aircraft assembly.

•  Travel. Las Vegas, Hong Kong, Amsterdam and other airports use RAIN-enabled luggage tags. Washington~~, Vermont, Michigan, New York and Minnesota~~ offers tagged drivers licenses to speed border crossings.

•  Recreation. Foot races such as the New York Marathon track runners though tags in race bibs. NASCAR tags tires for team compliance, and Topgolf tags golf balls to score participants’ shots.

•  Banking. Bank of America and Wells Fargo tag information technology equipment. The Agricultural Bank of China tags money bundles.

•  Food. Coca-Cola uses our tag and reader ICs in its Freestyle soda fountains. The Hy-Vee supermarket chain tags items for cold-chain monitoring. DraftServ’s restaurant patrons self-dispense beverages using tagged access cards.

The Company also intends to revise an identical disclosure appearing on pages 78 and 79 of the Registration Statement to reflect the revisions above.

We may face claims of intellectual property infringement …, page 23

2.	We note your response to prior comment 3; however, it remains unclear to us how the license agreement is not material to your business. In this regard, we note your statement in your response that you entered into the agreement to remove an impediment to end-user adoption of your technology. We also note the last sentence of the first paragraph on page 66 of your prospectus regarding the negative impact on your results of operations as a result of the patent litigation involving Round Rock Research. Furthermore, please expand your response to address the fact that your customers are required to purchase from you a license under Round Rock’s patents if they are to use your product in retail in the U.S., as stated on your website.

The Company respectfully reiterates its response to the Staff’s prior comments related to the Round Rock Research (or Round Rock) license agreement; it does not believe such license agreement is material to the Company.

The Company’s Round Rock license agreement relates to finished RAIN tags and finished RAIN readers.

The Company does not sell finished RAIN tags. Rather, the Company sells RAIN tag integrated circuits (“ICs”) that are incorporated into finished RAIN tags. Pursuant to the Round Rock license agreement, the Company is not required to pay royalties to Round Rock on sales of its tag ICs. Instead, the Company’s partners that sell finished RAIN tags pay royalties through separate and direct license agreements with Round Rock.

Similarly, under the Round Rock license agreement, the Company is not required to pay royalties to Round Rock on sales of its reader ICs. The Company’s partners that sell finished RAIN readers pay royalties to Round Rock through separate and direct license agreements with Round Rock.

Therefore, pursuant to the Round Rock license agreement, the Company is only required to pay royalties to Round Rock on its finished readers (all of which are RAIN readers) it sells to U.S. retailers. This is the only Round Rock license offered on the Company’s website. The Company estimates that revenue derived from sales of its finished readers to U.S. retailers represented less than 1% of its total revenue for the nine months ended September 30, 2015 and it does not believe that the percentage of total revenue derived from sales of finished readers to U.S. retailers will increase materially in the future. Said differently, the Company’s license agreement with Round Rock does not affect the approximately 99% of its revenue that it derives from sources other than from the sale of finished readers to U.S. retailers and that is not subject to any license obligations under the Round Rock license.

Even if one were to assume that the Round Rock license agreement was material to the Company, the Company respectfully submits that its business is not “substantially dependent” on such agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. As disclosed on page 23 of the Registration Statement, in 2011 Round Rock filed lawsuits against 11 U.S. end users claiming that the UHF RFID (RAIN) products they used infringed certain patents owned by Round Rock. In 2013, the Company agreed to license the Round Rock UHF RFID patent portfolio. More than 30 other RAIN vendors have also entered into licenses with Round Rock. The last of the 11 end-user defendants settled with Round Rock in early 2015. The Company respectfully submits that it believes it was the network of licenses and settlement agreements between Round Rock, the end-user defendants, and multiple RAIN vendors, and not solely the Company’s license agreement with Round Rock, had the effect of lifting the cloud of patent litigation from the industry. As disclosed on page 66 of the Registration Statement, the Company believes that product revenue in the fourth quarter of 2014 was affected by the final stage of negotiations between the end-user defendants and Round Rock. After the end users reached settlements with Round Rock, RAIN adoption and the Company’s revenue growth accelerated.

In sum, Round Rock has entered into numerous arrangements with RAIN vendors and end users. Collectively, these licenses have enabled the market for the Company’s products to grow in U.S. retail. Because the Company’s license agreement with Round Rock is just one among many arrangements Round Rock and participants in the RAIN market have entered into, the Company’s license agreement alone is not one on which the Company is substantially dependent.

Please direct any questions regarding the Company’s responses to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Chris Diorio

Evan Fein

Yukio Morikubo

Impinj, Inc.

Patrick J. Schultheis

Jeana S. Kim

Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey Vetter

James Evans

Ran Ben-Tzur

Fenwick & West LLP

Stephen Sommerville

PricewaterhouseCoopers LLP